March 30, 2006

Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exhange Commission
Washington, DC 20549



	Re:	Diasense, Inc.
		Form 10-K for the fiscal year ended September 30, 2005
		Filed January 17,  2006
		Form 10-Q for the quarterly period ended December 31, 2005
		File No. 000-26504


Dear Mr. Cascio:

We have addressed each of your comments below and intend to make the appropriate changes to the amended Form 10-K and Form 10-Q for the periods referenced.

Diasense, Inc. was formerly a subsidiary of BICO, Inc. Dominion Assets, LLC purchased BICO's interest in Diasense in July 2004 and we resumed operations in May 2005 for the first time since the Company ceased operations in November 2002. As a result Diasense had no operations most of the Fiscal Year ended September 2003, and no operations for the Fiscal Year ended September 2004. The Company had limited operations for the Fiscal Year ended September 2005 and continues to have limited operations with only two employees and two consultants.

We believe Diasense possesses the technology to benefit millions of people living with diabetes and we are committed to bringing the Sensor to market. With the resources available we have made advancements toward the completion of the prototype and have addressed delinquent filings, tax returns and patent maintenance fees.

We intend to fully comply with SEC regulations in our public filings and have made every effort to fully comply since we resumed activity. However, due to the fact that Diasense has only two employees and our accountants are in the last two weeks of the tax season, we request that you allow us 30 days to provide you with marked copies of the amendments.

Please provide us with your opinion of whether the amendments we propose to make to the above referenced reports meet your requirements. In connection with these responses Diasense acknowledges that:

  Diasense is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  Diasense may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

1. Our failure to provide disclosure of critical accounting policies was unintentional. The following statement regarding critical accounting policies will be included in our amended Form 10-K.


Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with generally accepted accounting principals in the United States of America. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amount of assets, liabilities and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and on other various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.


2. The forgiveness of debt includes accrued payroll that was waived by former officers of Diasense, a settlement with our landlord on past rent and other accounts payable that could not be verified. We will provide the following disclosure of our accounting for the forgiveness of debt in the amended Form 10-K


Results of Operations  (insert)

Other income for the year ended September 30, 2003 includes $269,449 in forgiveness of debt and $15,525 of rental income. The total rental income was from BICO and its subsidiaries for office space. The forgiveness of debt includes accrued payroll in the amount of $168,130 which became no longer due to two former officers of Diasense pursuant to the terms of their resignation. Accrued rent in the amount of $46,750 was forgiven pursuant to an agreement with the landlord. As of January 2004 when the Company filed the 2003 10-K, we had not received demand for payment of any of the remaining accounts payables in the aggregate amount of $54,569 recorded on the December 2002 10-Q. The accrued payables could not be verified with the creditors and we assumed we were released from the obligations. To date we have not received any demand for payment from these creditors but if we receive demand for payment in the future and it can be verified that the amount is legitimately owed, we would have an obligation to make payment and it would be reported on the financial statements accordingly.


Financial Statements

Consolidated Statements of Operations

3. The third fiscal year in the statement of operations is labeled incorrectly. It is for the year ended September 2003 and we will correct the date on the amended Form 10-K.


Report of Independent Registered Public Accountants

4. We will include the audit report for 1997 and correct the current audit report in the amended 10-K.


Note B - Operations

5. We will revise Note B and the MD&A in the revised Form 10-K to include the following.

Plan of Operation

It is our intent to complete the development of a prototype of the Sensor, submit an application to the FDA for approval to sell the device and commercialize the Sensor upon receiving approval.

Diasense estimates it will cost $3 million to complete a prototype of the next generation of the Sensor. We estimate that it will cost $3 million to obtain regulatory approval to sell the device. These estimates are based on review of past estimates made by the Company's former management and could be significantly understated. If we are successful in raising the necessary funding, complete the prototype and obtain regulatory approval, Diasense will require additional funding to begin marketing the device and generate sales revenue. We estimate it will take at least two years to complete the prototype and obtain regulatory approval after sufficient funds are raised to continue the development. If we are unable to raise additional funds in a timely manner it may take longer to complete the prototype and obtain regulatory approval. We plan to raise additional funding through any and every legal means available and if we are unable to raise additional funding we will not be able to meet our obligations and will be forced to discontinue operations.


Note I - Stockholders Equity

Common Stock Warrants

6. We will revise Note I - Stockholder's Equity on the amended Form 10-K to include the following.

Common Stock Warrants  (amendment and insert)

A total of 500,000 warrants were issued to our former directors , officers and employees and to certain other persons for certain goods and services transferred or rendered to us and, in the case of certain former officers, in consideration of meritorious service. These warrants will expire in fiscal 2006 if not excercised.

In 2005 we issued warrants in conjunction with consulting agreements with two individuals to assist in the development of the prototype of the Sensor. Of the 1,227,000 warrants granted in each of the agreements which will expire on May 19, 2010, 100,000 warrants vested at signing and the remaining warrants vest upon achieving certain milestones in the completion of the prototype of our Sensor as detailed in the consulting agreements attached to Form 8-K filed on May 24, 2005. Because of the nature of the Sensor development, given the possibility for unexpected setbacks caused by any number of reasons including supplier delays and engineering changes, there can be no certainty when the remaining warrants will vest, if ever. For this reason we have accounted for the 200,000 warrants that vested in 2005 and we will account for the remaining warrants as they vest. Diasense recognizes cost on warrants granted or extended based upon the minimum value method. There is currently no trading market for
Diasense's warrants or common stock.   Under this method, the warrants are
valued by reducing the assumed current market price of the underlying shares by the present value of the exercise price discounted at an estimated risk-free interest rate of 5% and assuming no dividends. The value of the warrants is recalculated when warrants are extended and any increase in value over the value recorded at the time the warrants were granted is recognized at the time the warrant is extended.

The total warrant expense of $1,600 is included in G&A expense in 2005.


7.  We will revise Note I - Stockholder's equity to include the following.

In 2005, 2,075,000 warrants extended in 2000 with an original exercise price of $0.50 per share, expired. As warrant exercise rights expire, their associated carrying value is removed from the total value recognized for warrants and recorded as additional paid in capital.


Supplementary Financial Information

8. Our failure to provide this information was unintentional and we will include the quarterly financial information in the amended Form 10-K.


Exhibits

General

9. The certifications required were unintentionally not filed and will be filed with the amended filing.


Exhibit 99 - Certification of CEO

10. We will include the certifications in the proper form with the amended Form 10-K .



Form 10-Q for the Quarter ended December 31, 2005

Financial Statements

Note G - Warrants

11. We will revise Note G - Warrants on the amended 10-Q to include the following.

As detailed in the amendment, attached to Form 10-K filed on January 17, 2006, the additional warrants granted will vest upon FDA approval of the Sensor. Because of the nature of the Sensor development, given the possibility for unexpected setbacks caused by any number of reasons including supplier delays and engineering changes, there can be no certainty when the additional warrants will vest, if ever. For this reason, we will account for the expense of the warrants at the time they actually vest.


Item 3. Controls and Procedures

12.  We will include the following on the amended 10-Q
Our Chief Executive Officer and Executive Vice President have each evaluated our disclosure controls and procedures as of a date within 90 days before the filing of this quarterly report. Based on that evaluation, we concluded that the disclosure controls and procedures in place were adequate to ensure that information required to be disclosed by us in reports that we file or submit is recorded, processed, summarized and reported on a timely basis in accordance with applicable rules and regulations.


Exhibit 99 - Certification of CEO

13. We will include the certifications in the proper form with the amended Form 10-K



Diasense, Inc.


/s/ Keith Keeling
    Keith Keeling, CEO

/s/ Anthony Paterra
    Anthony Paterra, Executive Vice President